Exhibit 12

FMC CORPORATION

STATEMENTS OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in Millions, Except Ratios)	2015	2014	2013	2012	2011
Earnings:

Income from continuing operations before income taxes	$(130.5)	$363.8	$503.2	$453.5	$419.1
Equity in (earnings) loss of affiliates	0.2	(0.2)	(0.8)	(0.8)	(1.5)
Interest expense and amortization of debt discount, fees and expenses	81.4	51.4	36.5	35.1	30.2
Amortization of capitalized interest	3.1	2.8	2.3	2.2	1.8
Interest included in rental expense	8.6	7.7	6.3	5.5	7.7

Total earnings	$(37.2)	$425.5	$547.5	$495.5	$457.3

Fixed charges:
Interest expense and amortization of debt discount, fees and expenses	$81.4	$51.4	$36.5	$35.1	$30.2
Interest capitalized as part of fixed assets	7.8	8.0	6.2	5.4	4.8
Interest included in rental expense	8.6	7.7	6.3	5.5	7.7

Total fixed charges	$97.8	$67.1	$49.0	$46.0	$42.7

Ratio of earnings to fixed charges (1)	(0.4)	6.3	11.2	10.8	10.7

(1)	In calculating this ratio, earnings consist of income (loss) from continuing operations before income taxes plus interest expense, net, amortization expense related to debt discounts, fees and expenses, amortization of capitalized interest, interest included in rental expenses (assumed to be one-third of rent) and Equity in (earnings) loss of affiliates. Fixed charges consist of interest expense, amortization of debt discounts, fees and expenses, interest capitalized as part of fixed assets and interest included in rental expenses.